Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

December 11, 2015

Exhibit 99.1

Merger Synergies Setting Stock Up for Banner 2016 Says Diebold CEO

Gregg Greenberg

12/10/15 5:55 PM EST

Shares of Diebold (DBD) are down 8% so far this year, but the company’s CEO Andreas Mattes said things are already looking up for 2016 when the ATM manufacturer completes its $1.8 billion acquisition of German-based Wincor Nixdorf. ‘We are on a journey to become a services led software enabled company and this going to propel us to a much bigger level,’ said Mattes. The new company will be called Diebold Nixdorf and it will boast the largest installed base in the world with nearly 1 million bank-owned ATMs. According to Diebold, approximately 1 in 3 cash withdrawals made globally will be made at one of the combined company’s ATMs. Diebold Nixdorf will also boast one of the largest services organization in the industry with more than 15,000 professionals globally. Mattes said he expects the transaction, which will likely be completed in full by the middle of next year, to yield approximately $160 million of annual cost synergies.

Stocks in this video: DBD [Link to http://www.thestreet.com/quote/DBD.html] NCR [Link to http://www.thestreet.com/quote/NCR.html]

Transcript of The Street Interview with Diebold, Incorporated Chief Executive Officer, Andreas Mattes (December 10, 2015)

GREGG GREENBERG: Andreas Mattes, shares of Diebold, they’re down on 8% so far this year, but it’s been fairly range bound in between 30 and 36. But the big news about your company came last month; you’re buying Windcor Nixdorf for 1.8 billion. So how will this transform your company? What will you look like in 2016?

ANDREAS MATTES: We’re on a journey to become a services led software enabled company, and this is just going to propel us to a much bigger level. Think about it this way, we’re basically doubling our installed base. We’re going to have about a million ATM machines installed around the globe which we’re going to service, which we’re going to provide value added services for, which we’re going to provide software for. So it will take us a big step forward to being the premier service provider in the ATM space.

GREGG GREENBERG: And you believe Diebold and Nixdorf when it finally becomes complete, and this is a German company. So why don’t you tell us what you’re going to look like in Europe.

ANDREAS MATTES: If you take a look at our revenue, it’s going to be very evenly distributed; 40% Americas, 40% Europe, and 40% Asia Pac. And in Europe, we’re going to be a major force, which is very attractive because the whole theme in our industry right now is called branch automation, substitution of labor in the branches through the machines. Needless to say that trend is the most prevalent where labor is the most expensive, which happens to be in Europe. So being a powerhouse in Europe is an incredible important springboard for us going forward.

GREGG GREENBERG: And what about in the Asia-Pacific region?

ANDREAS MATTES: The cool thing is both companies fit together like two pieces of a puzzle. We’re so complimentary. That also holds true for Asia. They are strong in the countries where we weren’t that strong like Malaysia and Indonesia. We’re really strong in the markets they’re not strong like India, the Philippines, Thailand. So it’ll broaden our Asian footprint.

GREGG GREENBERG: And will it make you stronger in the big battle against NCR? I guess you’ll be bigger than them once this is through.

ANDREAS MATTES: It’s just going to make us the premier services and software company in our industry. It’s going to give us a great chance in our competitive positioning in the market, but most importantly it will provide a very unique position against all the Asian players that are coming into our business who are way more hardware centric than, than we are, and who do not appreciate the services and software we’re offering.

GREGG GREENBERG: And people are worried about security now, this is a very big issue, especially when it comes to their finances. They’re seeing lots of hackings worldwide. People are worried about ATMs and you’re coming out with new products to provide security as well as new technologies. Irving and Janis, these are new –- your new technologies. Can you tell me about Irving and Janis?

ANDREAS MATTES: They’re a great couple. There are two innovations that we’ve done with city labs, and we just showcased them in Las Vegas at Money 20/20. Irving is the first ATM in the world where you have iris recognition, where you can walk up to the machine with your cell phone, use the NFC code in your cell phone, connect through the cell phone, pre-stage everything, and you will not have a keyboard. You don’t even have a screen anymore. It’s all done on your mobile and you use biometrics. It’s 100% secure, no skimming possible, and much faster and much more convenient.

Janis — similar approach; again combining the mobile with a machine, but think about the machine now having a scanning table; it’s about a 21-inch monitor that you have at the machine. So if you want to deposit checks you need to scan a driver’s license. You need to sign a legal document. You just put them on the table like you would in front of a counter. The machine scans these, reads them, and automatically transforms the function that you need to do.

GREGG GREENBERG: How dependent are you on banks adding branches for you to expand? What’s your relationship with the banking industry?

ANDREAS MATTES: Well, the banking industry is our main customer. But the important thing that we need is touch points of the banks with their customers, and any consumer that you ask why they bank with a bank that they’re with it’s proximity to the home or proximity to the office. Can the banks afford all their branches? No, branches will probably go down, but touch points will go up. So you will have more machines in retail stores, at the corner, they need to leave something behind in the neighborhood and every time you read about a branch closure in the papers, literally on the flipside of that press release is an order to a company like ourselves for more high-end technology that will enable the banks to have a cost effective footprint in the neighborhood.

GREGG GREENBERG: All right. Well, thanks Andreas Mattes.

ANDREAS MATTES: Thank you very much.

GREGG GREENBERG: Thank you for watching the street.

Exhibit 99.2

Diebold – Social Media Communications, Twitter

The following communications were or will be made available by posts on Twitter:

Tweet 1: ‘16 perspective from our CEO via @TheStreetTV Details dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

TheStreet TV @TheStreetTV

Merger Synergies Setting Stock Up for Banner 2016 Says Diebold CEO $DBD dlvr.it/CzFCVB

[Link to https://twitter.com/DieboldInc/status/675398711363678208]

Tweet 2: CEO Andy Mattes on 2016: dbdinc.co/1NShjsn via @TheStreet Details

dbdinc.co/1HhohL6 important info dbdinc.co/21cfGQa

[Link to https://twitter.com/DieboldInc]

Exhibit 99.3

Diebold – Social Media Communications, LinkedIn

The following communication was or will be made available by a post on LinkedIn:

CEO Andy Mattes discusses Diebold Wincor Nixdorf synergies with TheStreet. Watch the video: http://dbdinc.co/1HhohL6 Important information: http://dbdinc.co/21cfGQa

[Link to: https://www.linkedin.com/company/diebold]

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination transaction, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. When available, Diebold will disseminate the prospectus to Wincor Nixdorf shareholders in connection with Diebold’s offer to acquire all of the outstanding shares of Wincor Nixdorf. Diebold also intends to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the prospectus and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further you may obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794). In addition an English language press release and its German language translation has been published via an electronically operated information distribution system in the United States. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents will contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in a preliminary prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.